SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR PUBLISHES LIST OF FLIGHTS TO BE CANCELLED UP TO END OF OCTOBER

OVER 98% OF RYANAIR CUSTOMERS WILL BE UNAFFECTED

Ryanair today (18 Sept) confirmed that it has published the full list of flight cancellations (now less than 50 per day) between Thurs 21st Sept. to Tues 31st Oct. next. These cancellations have been allocated where possible, to Ryanair's bigger base airports, and routes with multiple daily frequencies so that Ryanair can offer these disrupted customers the maximum number of alternate flights and routes in order to minimise inconvenience to them.

The full list of these flight cancellations (from Thurs 21st to Tues Oct 31st) will appear on the Ryanair.com website later today, and customers affected by these cancellations will be emailed with offers of alternative flights or full refunds, and details of their EU261 compensation entitlement.

The airports where one line of flying will be removed for the next 6 weeks are as follows, (these airports have been selected because of the high frequency of flights Ryanair operates to/from these airports where customers can be offered the most accommodating options):

Barcelona	1 of 12 lines of flights
Brussels Charl	1 of 13 lines of flights
Dublin	1 of 23 lines of flights
Lisbon	1 of 4 lines of flights
London Stan	2 of 41 lines of flights
Madrid	1 of 13 lines of flight
Milan Bergamo	1 of 14 lines of flights
Porto	1 of 8 lines of flights
Rome Fiumi	1 of 3 lines of flights

While Ryanair sincerely regrets and apologises for these cancellations, it pointed out that they will affect less than 2% of all customers over the next 6 weeks, and the majority of these passengers will be offered alternative flights on the same or next day. For those passengers who cannot, or do not wish to take the alternative flights offered they will receive a full refund and their EU261 compensation.

Ryanair's Michael O'Leary said;

"While over 98% of our customers will not be affected by these cancellations over the next 6 weeks, we apologise unreservedly to those customers whose travel will be disrupted, and assure them that we have done our utmost to try to ensure that we can re-accommodate most of them on alternative flights on the same or next day.

Ryanair is not short of pilots - we were able to fully crew our peak summer schedule in June, July and August - but we have messed up the allocation of annual leave to pilots in Sept and Oct because we are trying to allocate a full year's leave into a 9 month period from April to December. This issue will not recur in 2018 as Ryanair goes back onto a 12 month calendar leave year from 1st Jan to 31st December 2018.

This is a mess of our own making. I apologise sincerely to all our customers for any worry or concern this has caused them over the past weekend. We have only taken this decision to cancel this small proportion of our 2,500 daily flights so that we can provide extra standby cover and protect the punctuality of the 98% of flights that will be unaffected by these cancellations."

ENDS

For further information

please contact:	Robin Kiely	Piaras Kelly
	Ryanair Ltd	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789 333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 September, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary